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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          ----------------------------
                          TOTAL CONTROL PRODUCTS, INC.
                           (Name of Subject Company)
                          ----------------------------
                               ORION MERGER CORP.
                          a wholly owned subsidiary of

                    GE FANUC AUTOMATION NORTH AMERICA, INC.
                                      and
                    an indirect majority owned subsidiary of

                            GENERAL ELECTRIC COMPANY
                                   (Bidders)
                          ----------------------------
                           Common Stock, no par value
                         (Title of Class of Securities)
                          ----------------------------
                                   89149V106
                     (CUSIP Number of Class of Securities)
                          ----------------------------

             A. E. Knorr, Senior Vice President and General Counsel
                    GE Fanuc Automation North America, Inc.
                                 P.O. Box 8106
                        Charlottesville, Virginia 22906
                                 (804) 978-5000
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                                 (312) 853-7000
                          Attention: Dennis V. Osimitz
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     Orion Merger Corp., an Illinois corporation and a wholly owned subsidiary of GE Fanuc Automation North America, Inc., a Delaware corporation (the "Parent"), and an indirect majority owned subsidiary of General Electric Company, a New York corporation ("General Electric"), Parent and General Electric, hereby amend and supplement their combined Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on November 30, 1998, with respect to their offer to purchase all outstanding shares of common stock, no par value (the "Shares"), of Total Control Products, Inc., an Illinois corporation (the "Company"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively.


Item 11. Material to be Filed as Exhibits.

     (a)(10) Letter from the Company to holders of Class C Exchangeable Common Shares, no par value, of Taylor Industrial Software Inc. and Notice of Retraction attached thereto.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 1998

                           General Electric Company


                                 /s/ Eliza W. Fraser
                           By:  __________________________________
                                Name: Eliza W. Fraser
                                Title: Associate Corporate Counsel


                           GE Fanuc Automation North America, Inc.


                                 /s/ A. E. Knorr
                           By:  __________________________________
                                Name: A. E. Knorr
                                Title: Senior Vice President and General Counsel


                           Orion Merger Corp.


                                 /s/ A. E. Knorr
                           By:  __________________________________
                                Name: A. E. Knorr
                                Title: Vice President